EXHIBIT G-1

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE



SECURITIES AND EXCHANGE COMMISSION

         (Release No. 35-_____)

         Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

         November __, 2002

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by December __, 2002 to the Secretary, Securities and Exchange Commission,
450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After December __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

         ALLIANT ENERGY CORPORATION, ET AL. (70-10052)
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         Alliant Energy Corporation ("Alliant Energy"), a registered holding company, whose principal executive offices are at 4902 N. Biltmore Lane, Madison, Wisconsin 53718, and its wholly-owned public utility subsidiary, Interstate Power and Light Company ("IP&L"), whose principal executive offices are at 200 First Street S.E., Cedar Rapids, Iowa 52401, have filed a post-effective amendment pursuant to Sections 6(a) and 7 of the Public Utility Holding Company Act of 1935, as amended (the "Act") to the application or declaration in this proceeding previously filed by Alliant Energy, IP&L and certain direct and indirect non-utility subsidiaries of Alliant Energy. Alliant Energy and IP&L are requesting certain modifications to the terms and conditions of the authorization heretofore granted in this proceeding.


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         By order dated June 21, 2002 (Holding Co. Act Release No. 27542) (the
"Prior Order"), Alliant Energy, IP&L and certain non-utility subsidiaries of Alliant Energy were authorized to restate, modify and extend the authorization previously granted by the Commission to operate and fund separate money pools established by Alliant Energy for certain of its public utility subsidiaries and Alliant Energy Corporate Services, Inc. (the "Utility Money Pool") and for certain of its direct and indirect non-utility subsidiaries (the "Non-Utility Money Pool"), and, to the extent required, for participating subsidiaries to borrow from and extend credit to each other under the terms of the Utility Money Pool or Non-Utility Money Pool, as applicable. In addition, Alliant Energy was authorized to issue and sell from time to time through December 31, 2004 (the "Authorization Period") commercial paper and/or unsecured notes evidencing short-term borrowings from banks or other institutional lenders ("Short-term Debt") in an aggregate amount at any time outstanding not to exceed $1 billion. Under the Prior Order, as supplemented by order dated October 10, 2002 (Holding Co. Act Release No. 27575),(1) the Commission also authorized IP&L to issue and sell from time to time during the Authorization Period Short-term Debt in an aggregate principal amount at any time outstanding which, when added to any borrowings by IP&L under the Utility Money Pool, will not exceed the lesser of the limit set by the Minnesota Public Utilities Commission from time to time ($180 million through March 31, 2003) or $300 million.

         Under the Prior Order, the effective cost of money on all Short-term Debt issued by Alliant Energy and IP&L may not exceed at the time of issuance 300 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of one year or less. Alliant Energy and IP&L currently maintain commercial paper programs that are back-stopped by 364-day credit facilities with banks. Alliant Energy and IP&L state that the interest rates charged on any borrowings under these credit facilities are a function of the current ratings on Alliant Energy's or IP&L's long-term unsecured debt, as the case may be; that is, if long-term debt ratings decline, the interest rate on borrowings under these credit lines would increase. Alliant Energy and IP&L further state that, since the date of the Prior Order, spreads over LIBOR on unsecured short-term bank borrowings have widened significantly, with the result that the authorized 300 basis-point spread over LIBOR could limit Alliant Energy's and IP&L's ability to borrow under back-up credit lines if and when the need should arise.

         Alliant Energy and IP&L now request that the Commission issue a further supplemental order in this proceeding modifying the Prior Order in order to authorize Alliant Energy and IP&L to issue Short-term Debt that has an effective cost that does not exceed at the time of issuance the greater of (i) 500 basis points over comparable-term LIBOR or (ii) a gross spread over LIBOR that is


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         1  The October 10, 2002 order released jurisdiction reserved under the
Prior Order over IP&L's proposal to issue Short-term Debt.


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consistent with similar securities of comparable credit quality and maturities issued by other companies. No other changes or modifications in the terms, conditions or limitations imposed under the Prior Order are requested herein.